UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT To 13d-2(b)

(Amendment No. 1)1

Pac-West Telecomm, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69371Y 10 1

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b
     |_|  Rule 13d-1(c)
     |X|  Rule 13d-1(d)

1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69371Y 10 1	Schedule 13G	PacWest Telecomm, Inc.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay Alarm Securities LLC 94-3347881

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) | _ | (b) | _ |

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Organized in South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SHARED VOTING POWER 4,512,630 6. SOLE VOTING POWER 0 7. SOLE DISPOSITIVE POWER 4,512,630 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,630

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%

12.	TYPE OF REPORTING PERSON* 00 (limited liability company)

CUSIP No. 69371Y 10 1	Schedule 13G	PacWest Telecomm, Inc.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Westphal Family Foundation 91-6491365

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) |_| (b) |_|

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Organized in California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SHARED VOTING POWER 50,000 6. SOLE VOTING POWER 0 7. SOLE DISPOSITIVE POWER 50,000 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	| _ |

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .14%

12.	TYPE OF REPORTING PERSON* 00 (charitable trust)

CUSIP No. 69371Y 10 1	Schedule 13G	PacWest Telecomm, Inc.

Item 1(a).	Name of Issuer: Pac-West Telecomm, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 4210 Coronado Ave., Stockton, CA 95204

Item 2(a).	Name of Person Filing: Bruce A. Westphal as Chairman of the Board of Bay Alarm Company, sole member of Bay Alarm Securities LLC. Patricia A. Westphal as Managing Co-Trustee of the Foundation.

Item 2(b).	Address of Principal Business Office or, if None, Residence: 925 Ygnacio Valley Road, Walnut Creek, CA 94596-8140 (for both entities)

Item 2(c).	Citizenship: Bay Alarm Securities LLC – USA The Westphal Family Foundation - USA Bruce A Westphal - USA Patricia A. Westphal - USA

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 69371Y 10 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	| _ | Broker or dealer registered under Section 15 of the Exchange Act.

(b)	| _ | Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	| _ | Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	| _ | Investment company registered under Section 8 of the Investment Company Act.

(e)	| _ | An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	| _ | An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	| _ | A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h)	| _ | A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP No. 69371Y 10 1	Schedule 13G	PacWest Telecomm, Inc.

(i)	| _ | A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	| _ | Group, in accordance with Rule 13d-1(b)(1)(ii)(J) If this statement is filed pursuant to Rule 13d-1(c), check this box. | _ |

Item 4.	Ownership.

(a)	Amount beneficially owned: 4,562,630 shares

(b)	Percent of class: 12.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 4,562,630

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 4,562,630

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

CUSIP No. 69371Y 10 1	Schedule 13G	PacWest Telecomm, Inc.

SIGNATURE PAGE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002	BAY ALARM SECURITIES LLC: By Bay Alarm Company, Inc. as sole member By: /s/ Bruce A. Westphal Bruce A. Westphal, Chairman of the Board

February 13, 2002	THE WESTPHAL FAMILY FOUNDATION: By Bay Alarm Company, Inc. as sole member By: /s/ Patricia A. Westphal Patricia A. Westphal, Managing Co-Trustee